UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

    (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission file number 000-12477

AMGEN RETIREMENT AND SAVINGS PLAN

(Full title of the plan)

AMGEN INC.

(Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California	91320-1799 (Zip Code)
(Address of principal executive offices)

Amgen Retirement and Savings Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

Amgen Inc., as Named Fiduciary, and the Plan Participants

    of the Amgen Retirement and Savings Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of the Amgen Retirement and Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Los Angeles, California

June 25, 2008

Amgen Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments at fair value	$2,066,663,116	$1,864,532,431

Net assets available for benefits	$2,066,663,116	$1,864,532,431

See accompanying notes.

Amgen Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2007	2006
Additions to net assets:
Employer contributions	$166,189,478	$143,016,851
Participant contributions	141,989,817	123,243,323
Rollover contributions	11,886,315	28,184,523
Net realized/unrealized gains	83,701,146	127,496,783
Interest and dividend income	11,672,697	5,375,913
Transfer from Retirement and Savings Plan of Amgen Fremont Inc.	—	14,056,866

Total additions	415,439,453	441,374,259

Deductions from net assets:
Benefits paid	213,308,768	91,470,256

Total deductions	213,308,768	91,470,256

Net increase	202,130,685	349,904,003

Net assets available for benefits at beginning of year	1,864,532,431	1,514,628,428

Net assets available for benefits at end of year	$2,066,663,116	$1,864,532,431

See accompanying notes.

Amgen Retirement and Savings Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective April 1, 1985, restated effective January 1, 2007 and subsequently amended October 16, 2007, as a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company or Amgen) and participating subsidiaries. The Plan, as amended, is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Effective January 1, 2007, participants may elect to contribute up to 30% of their eligible compensation in pre-tax elective contributions and/or after-tax Roth elective contributions, which are subject to certain limitations (as defined in the Plan). Prior to January 1, 2007, participants could only contribute pre-tax elective contributions. A participant’s combined pre-tax elective contributions and after-tax Roth elective contributions could not exceed a maximum contribution of $15,500 and $15,000 during 2007 and 2006, respectively. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax elective contributions. Participants may elect to adjust, cease or resume their contributions at any time.

Participants may also contribute amounts representing certain distributions from other defined benefit or defined contribution plans qualified in the United States or certain individual retirement accounts (IRAs), referred to as rollover contributions (as defined in the Plan). Participants who are at least age 50 before the close of the Plan year can also make certain additional contributions, referred to as catch-up contributions, subject to Internal Revenue Service (IRS) and Plan limits ($5,000 per Plan year in 2007 and 2006).

Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 5% of each participant’s eligible compensation (Core Contribution). In addition, the Company makes a contribution of 100% up to 5% of eligible compensation contributed by the participant (Matching Contribution).

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Also, the Company can, in its discretion, make a special non-elective contribution on behalf of each participant who is in their initial year of employment with the Company and who could not make the maximum participant contribution permitted under the Plan because in the same Plan year they previously made pre-tax salary deferrals under a prior unrelated employer’s qualified plan.

Participants select the fund or funds in which their contributions, including Core Contributions and Matching Contributions (collectively Company Contributions), are to be invested, electing among various alternatives, including up to 50% of their contributions in Amgen Inc. common stock (Amgen stock). Participants may transfer amounts among the investment options at any time, subject to certain limitations of the U.S. Securities and Exchange Commission and certain fund limitations. Notwithstanding the foregoing, if 50% of the value of a participant’s Plan account is invested in Amgen stock, no intrafund exchanges may be made into that fund.

Contributions from participants who had never made an investment election are defaulted into the appropriate Fidelity Freedom Fund for each participant. The determination of the appropriate Fidelity Freedom Fund is based on a participant’s date of birth and estimated year of retirement. At any time following this default fund election, participants may elect to alter their investments among the various alternatives.

Vesting

Participants are immediately vested with respect to their individual contributions, Company Contributions, and earnings and losses (hereafter referred to as “earnings”) thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company Contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payments of Benefits

Upon termination of employment, including termination due to disability (as defined in the Plan), but excluding termination due to death, a participant may elect to receive an amount equal to the value of their account balance in (a) a single sum payment in cash, (b) a single sum distribution paid in a combination of cash and, to the extent a participant invests in Amgen stock, full shares of Amgen stock or (c) cash installments (as defined in the Plan). The number of shares of Amgen stock to be distributed is based on the quoted market value of the stock on the date the Plan is valued following participant notification. Upon a participant’s termination of employment due to death before benefit payments begin, their account balance will be paid to the participant’s beneficiary in a single sum payment in cash or combination of cash and Amgen stock, as described above. Upon a participant’s death after benefit cash installment payments begin, if the beneficiary is the surviving spouse, undistributed amounts will either continue to be paid in cash installments or will be paid as a single sum payment in cash or combination of cash and Amgen stock. If the beneficiary is not the surviving spouse, undistributed amounts will be paid in a single sum payment in cash or combination of cash and Amgen stock.

Subsequent to termination of employment, a participant may also elect to maintain their vested account balance in the Plan, provided that their account balance is greater than $1,000.

Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.

Participant Loans

Subject to Plan approval, participants can generally have outstanding up to two loans at any one time from their Plan account up to a combined maximum amount (as described in the Plan) equal to the lesser of (a) 50% of their vested account balance or (b) $50,000. Loans made prior to July 1, 2003 bear interest at average borrowing rates of certain major banks. Loans made on or after July 1, 2003 bear interest at the prime rate plus one percentage point as published in The Wall Street Journal determined as of the last day of the preceding calendar quarter or such other rate as may be required by law. As of December 31, 2007, outstanding participant loans bear interest at rates ranging from 4.0% to 11.0%. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their account balances.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Trustee

Fidelity Management Trust Company acts as the Plan’s trustee.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. Specifically, certain amounts previously reported in the Statement of Changes in Net Assets Available for Benefits for the Plan year ended December 31, 2006 as “Interest and dividend income” are now classified as “Net realized/unrealized gains.”

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date and expands disclosure about fair value measurements. SFAS 157, as it relates to financial assets and liabilities, is effective for the Plan beginning January 1, 2008. The impact on the Plan’s financial statements is currently being assessed.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Income and Losses

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Investment Valuation

Investments in mutual funds and Amgen stock are valued at current market values on the last business day of the Plan year determined through reference to public market information. Participant loans are valued at their outstanding balances, which approximate fair value.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Plan invests in the McKinley International Growth Portfolio, Western Asset Core Plus Bond Portfolio and Copper Rock Small to Mid Capital Growth Portfolio, which are separately managed exclusively for the benefit of Plan participants. The separately managed portfolios have underlying investments in publicly traded common stocks of domestic and foreign entities traded in U.S. and non-U.S. markets, American Deposit Receipts or a variety of investment grade fixed income securities as directed under the individual investment management agreements. The Western Asset Core Plus Bond Portfolio may also invest in certain derivative instruments. The separately managed portfolios are valued at current market values.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2007		2006
Fidelity Spartan U.S. Equity Index Fund Advantage Class	$297,115,466		$309,169,601
Fidelity Contra Fund	224,916,288		176,405,779
Neuberger Berman Genesis Fund Institutional Class	153,183,499		119,639,343
Amgen stock	134,982,783		236,689,847
McKinley International Growth Portfolio	127,939,903		104,427,049
Dreyfus Premier Emerging Markets Funds Class I	122,535,587		81,566,769	*
Fidelity Freedom 2030 Fund	105,900,704		73,426,732	*
Hotchkis and Wiley Mid-Cap Value Fund Class I	83,931,013	*	101,168,082
* Less than 5% of Plan net assets.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in fair value as follows:

	December 31,
	2007	2006
Mutual funds	$131,007,419	$164,341,644
Separately managed portfolios	21,387,516	(213,407)
Amgen stock	(68,693,789)	(36,631,454)

	$83,701,146	$127,496,783

4. Income Tax Status

The Plan has received a determination letter from the IRS dated March 27, 2008, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. If, at any time, it is determined that the Plan is not qualified and the related trust is not tax exempt, the Company has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code. Subsequent amendments have been structured and are intended to maintain the Plan’s tax qualified status.

5. Services Provided by the Company

The Company has retained outside service providers to provide certain administrative and record keeping services for the Plan at no cost to the Plan participants. Participants, when applicable, are charged a fee for specific services, such as processing participant loans or for excessive trading. In addition, the Company has paid trustee fees and other related costs on behalf of the Plan.

6. Assets Transferred from Abgenix, Inc.

In connection with the acquisition of Abgenix, Inc., the Company assumed sponsorship of the Retirement and Savings Plan of Amgen Fremont Inc. (formerly the Abgenix 401(k) Retirement Plan) (the Abgenix Plan) on April 1, 2006. Each participant in the Abgenix Plan on June 30, 2006 became a participant in the Plan on July 1, 2006. Effective October 2, 2006, the Company merged the Abgenix Plan into the Plan and assets totaling $14,056,866 held by the Abgenix Plan were transferred to the Plan.

Supplemental Schedule

Amgen Retirement and Savings Plan

EIN: 95-3540776 Plan: #001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issue	Description of Investment	Current Value
Fidelity Spartan U.S. Equity Index Fund Advantage Class*	Mutual fund 5,724,768 shares		$297,115,466
Fidelity Contra Fund*	Mutual fund 3,076,409 shares		224,916,288
Neuberger Berman Genesis Fund Institutional Class	Mutual fund 3,247,477 shares		153,183,499
Amgen Inc.*	Common stock 2,906,606 shares		134,982,783
McKinley International Growth Portfolio:
Bayer AG	Common stock 46,800 shares	$4,258,800
Nintendo Co., Ltd.	Common stock 6,650 shares	3,939,460
China Moble Ltd.	Common stock 219,500 shares	3,813,593
Unilever NV	Common stock 99,780 shares	3,662,316
Vodafone Group PLC	Common stock 977,900 shares	3,649,523
Nokia Corporation	Common stock 92,010 shares	3,532,264
Siemens AG	Common stock 22,100 shares	3,477,656
QBE Insurance Group Ltd.	Common stock 113,000 shares	3,299,883
Akzo Nobel NV	Common stock 39,950 shares	3,194,423
Vinci SA	Common stock 40,850 shares	3,019,575
Japan Steel Works, Ltd.	Common stock 203,160 shares	3,000,534
Syngenta AG	Common stock 11,200 shares	2,836,960
Diageo PLC	Common stock 129,450 shares	2,777,673
Sony Corporation	Common stock 51,000 shares	2,769,300
Teva Pharmaceutical Industries Ltd.	Common stock 59,320 shares	2,757,194
Research In Motion Ltd.	Common stock 23,290 shares	2,641,086
Amec PLC	Common stock 152,850 shares	2,546,441
Japan Tobacco Inc.	Common stock 418 shares	2,503,914
Gas Natural SDG, SA	Common stock 41,400 shares	2,417,975
Fiat S.p.A.	Common stock 93,200 shares	2,406,805
Fresenius Med Care AG & Co.	Common stock 44,250 shares	2,369,383
Smith & Nephew PLC	Common stock 205,100 shares	2,355,368
Mitsubishi Corporation	Common stock 81,900 shares	2,247,357
America Movil, SAB	Common stock 35,450 shares	2,176,276
Sun Hung Kai Properties Ltd.	Common stock 102,300 shares	2,172,716
Iberdrola, SA	Common stock 139,472 shares	2,116,873
AP Moeller - Maersk Group S/A	Common stock 189 shares	2,012,271
Reliance Inds-Spons GDR 144A	Common stock 13,440 shares	1,985,760
London Stock Exchange Group PLC	Common stock 49,590 shares	1,949,867
Sasol Ltd.	Common stock 39,150 shares	1,934,418
Daimler AG	Common stock 19,790 shares	1,892,518
Rogers Communications Inc.	Common stock 41,000 shares	1,856,565
Roche Holding Ag-Genusss	Common stock 10,760 shares	1,837,808

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Marfin Poplar Bank	Common stock 138,050 shares	1,833,379
BHP Billiton PLC	Common stock 58,090 shares	1,784,333
Nestle SA	Common stock 3,860 shares	1,767,880
IFIL Investments S.p.A.	Common stock 187,550 shares	1,766,254
Firstgroup PLC	Common stock 108,950 shares	1,764,209
Newcrest Mining Ltd.	Common stock 60,710 shares	1,760,122
Geophysique-Veritas	Common stock 6,165 shares	1,754,454
Richemont Company	Common stock 24,020 shares	1,646,831
Shire PLC	Common stock 71,050 shares	1,632,966
Tele2 AB	Common stock 79,200 shares	1,586,254
Cez Group AS	Common stock 20,350 shares	1,525,158
China Life Insurance Co., Ltd.	Common stock 292,450 shares	1,491,495
Vestas Wind Systems A/S	Common stock 13,650 shares	1,474,679
Anglo American PLC	Common stock 23,387 shares	1,431,167
ArcelorMittal SA	Common stock 18,300 shares	1,416,006
E.ON AG	Common stock 6,400 shares	1,364,364
BAE Sytems PLC	Common stock 137,000 shares	1,355,548
SGL Group	Common stock 24,500 shares	1,323,661
SABMiller PLC	Common stock 46,910 shares	1,319,756
Autonomy Corp PLC	Common stock 73,120 shares	1,284,262
Ibiden Co., Ltd.	Common stock 18,100 shares	1,257,903
Yamada Denki Co., Ltd.	Common stock 10,690 shares	1,224,152
Hongkong Land Holdings Ltd.	Common stock 208,000 shares	1,027,520
Daelim Industrial Co., Ltd.	Common stock 5,290 shares	1,011,548
Hong Kong Exchange & Clearing Ltd.	Common stock 3,100 shares	879,455
Eastern Platinum Ltd.	Common stock 276,450 shares	798,562
Lenovo Group Ltd.	Common stock 592,000 shares	532,239
McKinley Short Term Investment Fund*	Money market portfolio	513,191

Total McKinley International Growth Portfolio			127,939,903
Dreyfus Premier Emerging Markets Fund Class I	Mutual fund 6,154,474 shares		122,535,587
Fidelity Freedom 2030 Fund*	Mutual fund 6,410,454 shares		105,900,704
Fidelity Retirement Money Market Portfolio*	Money Market Portfolio		101,324,366
Fidelity OTC Portfiolo*	Mutual fund 1,750,116 shares		91,303,554
Hotchkis and Wiley Mid-Cap Value Fund Class I	Mutual fund 4,096,194 shares		83,931,013
Fidelity Freedom 2020 Fund*	Mutual fund 4,935,571 shares		78,031,380
Fidelity Equity-Income Fund*	Mutual fund 1,312,592 shares		72,402,559
American Funds The Growth Fund of America Class R5	Mutual fund 2,119,369 shares		72,058,533
Fidelity Freedom 2040 Fund*	Mutual fund 7,159,222 shares		69,659,229
Morgan Stanley - International Equity Portfolio Class A	Mutual fund 3,579,397 shares		67,722,197
Western Asset Core Plus Bond Portfolio:
US Treasury Note/Bond 4.75% Due 05/31/2012	Government Security 4,900,000 units	5,171,416
Freddie Mac Gold Pool 5.50% Due 01/01/2038	Res. Mort. Backed Security 2,100,000 units	2,096,073
US Treasury Inflation Indexed Bonds 2.38% Due 01/15/2027	Government Security 1,530,000 units	1,676,794

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Freddie Mac Gold Pool 6.00% Due 12/01/2037	Res. Mort. Backed Security 1,600,000 units	1,623,931
Freddie Mac Gold Pool 5.50% Due 11/01/2037	Res. Mort. Backed Security 1,100,000 units	1,097,943
Fannie Mae Pool 6.00% Due 07/01/2037	Res. Mort. Backed Security 996,437 units	1,012,275
CDX North America High Yield 7.63% Due 06/29/2012	Corporate Debt 1,000,000 units	968,750
Freddie Mac Gold Pool 6.00% Due 01/01/2038	Res. Mort. Backed Security 600,000 units	608,974
Freddie Mac Non Gold Pool 5.62% Due 05/01/2037	Res. Mort. Backed Security 519,682 units	525,026
Freddie Mac Non Gold Pool 5.90% Due 08/01/2037	Res. Mort. Backed Security 508,321 units	514,307
RAAC Series 3.73% Due 02/25/2046	Res. Mort. Backed Security 538,035 units	510,061
Freddie Mac Non Gold Pool 5.79% Due 04/01/2037	Res. Mort. Backed Security 499,803 units	505,783
Thornburg Mortgage Securities Trust 3.55% Due 01/25/2036	Res. Mort. Backed Security 516,408 units	499,536
Wells Fargo Mortgage Backed Securities Trust 3.54% Due 09/25/2034	Res. Mort. Backed Security 500,000 units	493,764
Fannie Mae Pool 5.50% Due 11/01/2036	Res. Mort. Backed Security 494,167 units	493,667
US Treasury Inflation Indexed Bonds 2.63% Due 07/15/2017	Government Security 450,000 units	489,915
Energy Future Holdings Corp 11.25% Due 11/01/2017	Corporate Debt 480,000 units	483,600
Bear Stearns Structured Products Inc 5.73% Due 09/27/2037	Res. Mort. Backed Security 490,218 units	480,353
Bear Stearns Structured Products Inc 4.38% Due 03/25/2037	Res. Mort. Backed Security 470,654 units	470,952
Countrywide Alternative Loan Trust 3.57% Due 09/25/2046	Res. Mort. Backed Security 512,433 units	470,124
Bayview Commercial Asset Trust 3.70% Due 11/25/2035	Comm. Mort. Backed Security 487,594 units	470,040
Countrywide Alternative Loan Trust 4.13% Due 12/20/2046	Res. Mort. Backed Security 488,329 units	459,184
Merrill Lynch First Franklin Mortgage Loan Trust 4.88% Due 10/25/2037	Res. Mort. Backed Security 466,942 units	456,873
Countrywide Alternative Loan Trust 3.69% Due 08/25/2035	Res. Mort. Backed Security 483,962 units	453,681
Credit Suisse Mortgage Capital Certificates 5.47% Due 09/15/2039	Comm. Mort. Backed Security 450,000 units	453,516
Structured Asset Mortgage Investments Inc 3.56% Due 09/25/2037	Res. Mort. Backed Security 475,616 units	451,234

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Bear Stearns Structured Products Inc 5.85% Due 10/25/2008	Res. Mort. Backed Security 448,278 units	444,849
WaMu Alternative Mortgage Pass-Through Certificates 5.50% Due 05/25/2047	Res. Mort. Backed Security 459,710 units	438,385
Harborview Mortgage Loan Trust 4.38% Due 11/25/2047	Res. Mort. Backed Security 440,629 units	435,402
Residential Accredit Loans Inc 5.54% Due 12/26/2034	Res. Mort. Backed Security 437,197 units	434,763
WaMu Alternative Mortgage Pass-Through Certificates 5.50% Due 05/25/2047	Res. Mort. Backed Security 459,711 units	434,077
WaMu Mortgage Pass Through Certificates 5.47% Due 07/25/2047	Res. Mort. Backed Security 469,749 units	433,747
Mastr Specialized Loan Trust 3.73% Due 05/25/2037	Res. Mort. Backed Security 436,042 units	427,266
American Home Mortgage Investment Trust 3.61% Due 03/25/2047	Res. Mort. Backed Security 445,965 units	425,346
Indymac Index Mortgage Loan Trust 3.68% Due 08/25/2035	Res. Mort. Backed Security 445,264 units	421,866
Mastr Adjustable Rate Mortgages Trust 3.58% Due 05/25/2047	Res. Mort. Backed Security 442,294 units	418,941
Wells Fargo Mortgage Backed Securities Trust 5.24% Due 04/25/2036	Res. Mort. Backed Security 417,494 units	416,552
GMAC Mortgage Corp Loan Trust 4.13% Due 02/25/2031	Asset Backed Security 421,041 units	405,552
Drive Auto Receivables Trust 5.33% Due 04/15/2014	Asset Backed Security 400,000 units	402,358
Structured Asset Securities Corp 3.68% Due 04/25/2031	Res. Mort. Backed Security 447,624 units	398,315
WaMu Mortgage Pass Through Certificates 5.65% Due 11/25/2036	Res. Mort. Backed Security 392,466 units	391,518
Terwin Mortgage Trust 3.46% Due 10/25/2037	Res. Mort. Backed Security 404,613 units	391,443
Anadarko Petroleum Corp 6.45% Due 09/15/2036	Corporate Debt Security 380,000 units	386,968
Countrywide Alternative Loan Trust 3.57% Due 08/25/2046	Res. Mort. Backed Security 402,892 units	380,100
Mastr Specialized Loan Trust 3.68% Due 01/25/2036	Res. Mort. Backed Security 394,350 units	374,755
American Home Mortgage Assets 3.57% Due 09/25/2046	Res. Mort. Backed Security 396,006 units	369,434
WaMu Mortgage Pass Through Certificates 3.72% Due 01/25/2045	Res. Mort. Backed Security 381,930 units	362,412
Morgan Stanley Capital I 5.69% Due 04/15/2049	Comm. Mort. Backed Security 340,000 units	346,555
Comcast Corp 6.50% Due 01/15/2017	Corporate Debt 330,000 units	344,075
Truman Capital Mortgage Loan Trust 3.64% Due 03/25/2036	Res. Mort. Backed Security 380,319 units	330,878

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Fannie Mae Discount Notes 0.00% Due 03/17/2008	Res. Mort. Backed Security 328,000 units	325,192
JPMorgan Chase & Co 5.15% Due 10/01/2015	Corporate Debt 310,000 units	298,993
Wachovia Corp 5.63% Due 10/15/2016	Corporate Debt 280,000 units	276,071
Bayview Commercial Asset Trust 3.77% Due 01/25/2036	Comm. Mort. Backed Security 286,941 units	270,442
Bundesrepublik Deutschland 3.75% Due 01/04/2015	Government Security 190,000 units	269,051
HSBC Finance Corp 4.63% Due 09/15/2010	Corporate Debt 250,000 units	248,667
Citigroup Inc 4.13% Due 02/22/2010	Corporate Debt 250,000 units	246,342
Countrywide Alternative Loan Trust 3.65% Due 08/25/2035	Res. Mort. Backed Security 260,113 units	244,577
Lehman XS Trust 3.48% Due 05/25/2046	Res. Mort. Backed Security 263,074 units	243,390
US Treasury Inflation Indexed Bonds 2.38% Due 01/15/2017	Government Security 220,000 units	240,773
Gaz Capital SA 6.51% Due 03/07/2022	Corporate Debt 240,000 units	233,292
Thornburg Mortgage Securities Trust 3.62% Due 07/25/2045	Res. Mort. Backed Security 228,475 units	228,334
Pemex Project Funding Master Trust 6.63% Due 06/15/2035	Corporate Debt 210,000 units	218,925
GMAC LLC 8.00% Due 11/01/2031	Corporate Debt 260,000 units	216,450
Thornburg Mortgage Securities Trust 6.23% Due 09/25/2037	Res. Mort. Backed Security 203,899 units	204,607
Wells Fargo Mortgage Backed Securities Trust 3.78% Due 05/25/2033	Res. Mort. Backed Security 201,936 units	199,855
TuranAlem Finance BV 8.25% Due 01/22/2037	Corporate Debt Security 240,000 units	196,966
Thornburg Mortgage Securities Trust 6.22% Due 09/25/2037	Res. Mort. Backed Security 196,587 units	194,824
Freddie Mac Gold Pool 6.00% Due 10/01/2037	Res. Mort. Backed Security 189,039 units	191,867
General Electric Capital Corp 6.38% Due 11/15/2067	Corporate Debt 180,000 units	185,847
Freddie Mac 8.38% Due 12/31/2049	Corporate Debt 7,000 units	183,050
ConocoPhillips Holding Co 6.95% Due 04/15/2029	Corporate Debt 160,000 units	182,735
Williams Cos Inc 7.50% Due 01/15/2031	Corporate Debt 160,000 units	169,600
Freddie Mac Gold Pool 5.50% Due 11/01/2035	Res. Mort. Backed Security 167,413 units	167,100
Lehman XS Trust 4.99% Due 06/25/2037	Res. Mort. Backed Security 175,223 units	165,120
AES Corp 8.00% Due 10/15/2017	Corporate Debt 160,000 units	164,400
Vale Overseas Ltd 6.88% Due 11/21/2036	Corporate Debt 160,000 units	161,858
Countrywide Financial Corp 5.10% Due 03/24/2009	Corporate Debt 210,000 units	161,763

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Bear Stearns Alt-A Trust 5.44% Due 05/25/2035	Res. Mort. Backed Security 162,167 units	161,718
Securitized Asset Backed Receivables LLC Trust 3.61% Due 02/25/2037	Res. Mort. Backed Security 183,648 units	161,524
Thornburg Mortgage Securities Trust 3.60% Due 07/25/2045	Res. Mort. Backed Security 156,837 units	157,364
Duke Energy Carolinas LLC 5.63% Due 11/30/2012	Corporate Debt 150,000 units	155,683
Morgan Stanley 5.63% Due 01/09/2012	Corporate Debt 150,000 units	152,587
US Treasury Note/Bond 5.00% Due 05/15/2037	Government Security 140,000 units	152,381
Structured Asset Mortgage Investments Inc 3.59% Due 08/25/2036	Res. Mort. Backed Security 157,516 units	151,462
US Treasury Inflation Indexed Bonds 2.00% Due 01/15/2026	Government Security 140,000 units	146,824
Lehman Brothers Holdings Inc 6.75% Due 12/28/2017	Corporate Debt 130,000 units	133,991
Lehman Brothers Holdings Inc 6.50% Due 07/19/2017	Corporate Debt 130,000 units	131,541
Federal National Mortgage Association 8.25% Due 12/31/2049	Corporate Debt 5,000 units	126,250
Russia Government International Bond 7.50% Due 03/31/2030	Government Security 108,900 units	124,282
Electronic Data Systems Corp 7.13% Due 10/15/2009	Corporate Debt 120,000 units	123,879
Hess Corp 7.30% Due 08/15/2031	Corporate Debt 110,000 units	123,560
Dominion Resources Inc/VA 5.70% Due 09/17/2012	Corporate Debt 120,000 units	123,224
Daimler Finance North America LLC 5.88% Due 03/15/2011	Corporate Debt 120,000 units	121,764
CS First Boston Mortgage Securities Corp 4.03% Due 11/25/2031	Res. Mort. Backed Security 122,396 units	121,100
XTO Energy Inc 7.50% Due 04/15/2012	Corporate Debt 110,000 units	120,246
Goldman Sachs Group LP 4.50% Due 06/15/2010	Corporate Debt 120,000 units	119,605
ICICI Bank Ltd 6.38% Due 04/30/2022	Corporate Debt 130,000 units	116,268
RSHB Capital SA for OJSC Russian Agricultural Bank 6.30% Due 05/15/2017	Corporate Debt 120,000 units	113,550
CVS Pass-Through Trust 6.94% Due 01/10/2030	Corporate Debt 110,000 units	110,326
SunTrust Capital VIII 6.10% Due 12/01/2066	Corporate Debt 130,000 units	108,189
Intergas Finance BV 6.38% Due 05/14/2017	Corporate Debt 120,000 units	107,525
American Express Co 6.80% Due 09/01/2066	Corporate Debt 100,000 units	101,396
Delta Air Lines Inc 6.82% Due 08/10/2022	Corporate Debt 100,000 units	100,773
Pacific Gas & Electric Co 6.05% Due 03/01/2034	Corporate Debt 100,000 units	99,834

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Banc of America Commercial Mortgage Inc 5.35% Due 09/10/2047	Comm. Mort. Backed Security 100,000 units	99,571
GMAC Commercial Mortgage Securities Inc 5.24% Due 11/10/2045	Comm. Mort. Backed Security 100,000 units	99,324
TNK-BP Finance SA 7.88% Due 03/13/2018	Corporate Debt 100,000 units	98,750
Glitnir Banki HF 6.38% Due 09/25/2012	Corporate Debt 100,000 units	98,097
Bear Stearns Alt-A Trust 5.12% Due 11/25/2034	Res. Mort. Backed Security 100,496 units	96,943
Koninklijke KPN NV 8.00% Due 10/01/2010	Corporate Debt 90,000 units	96,522
Weyerhaeuser Co 6.75% Due 03/15/2012	Corporate Debt 90,000 units	94,513
Travelers Cos Inc 6.25% Due 03/15/2067	Corporate Debt 100,000 units	93,779
Wells Fargo Capital X 5.95% Due 12/15/2086	Corporate Debt 100,000 units	93,327
Bank of America Corp 5.38% Due 08/15/2011	Corporate Debt 90,000 units	91,786
GSAMP Trust 3.58% Due 01/25/2047	Asset Backed Security 100,000 units	85,871
Shinsei Finance Cayman Ltd 6.42% Due 01/29/2049	Corporate Debt 100,000 units	84,901
Energy Future Holdings Corp 10.88% Due 11/01/2017	Corporate Debt 80,000 units	80,600
Wyeth 5.95% Due 04/01/2037	Corporate Debt 80,000 units	80,212
Telecom Italia Capital SA 5.25% Due 10/01/2015	Corporate Debt 80,000 units	77,940
ACLC Franchise Loan Receivables Trust 6.40% Due 03/15/2020	Asset Backed Security 76,727 units	76,727
Deutsche Telekom International Finance BV 5.75% Due 03/23/2016	Corporate Debt 75,000 units	75,070
Federal National Mortgage Association 6.00% Due 04/18/2036	Government Security 70,000 units	75,064
Residential Capital LLC 7.50% Due 02/22/2011	Corporate Debt 120,000 units	74,700
Time Warner Entertainment Co LP 8.38% Due 07/15/2033	Corporate Debt 60,000 units	72,276
Kinder Morgan Energy Partners LP 6.00% Due 02/01/2017	Corporate Debt 70,000 units	69,996
Time Warner Inc 5.88% Due 11/15/2016	Corporate Debt 70,000 units	69,570
Resona Preferred Global Securities Cayman Ltd 7.19% Due 12/29/2049	Corporate Debt 70,000 units	69,457
Aiful Corp 6.00% Due 12/12/2011	Corporate Debt 70,000 units	67,416
US Treasury Inflation Indexed Bonds 3.88% Due 04/15/2029	Government Security 40,000 units	67,265
Indymac INDA Mortgage Loan Trust 6.27% Due 11/01/2037	Res. Mort. Backed Security 66,805 units	67,007
HCA Inc/DE 9.63% Due 11/15/2016	Corporate Debt 60,000 units	63,600
Lehman XS Trust 3.45% Due 08/25/2046	Res. Mort. Backed Security 59,052 units	57,942

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Energy Future Holdings Corp 6.55% Due 11/15/2034	Corporate Debt 80,000 units	57,897
General Motors Corp 8.38% Due 07/15/2033	Corporate Debt 70,000 units	56,500
Verizon Global Funding Corp 7.38% Due 09/01/2012	Corporate Debt 50,000 units	55,205
Realogy Corp 12.38% Due 04/15/2015	Corporate Debt 80,000 units	52,000
Canadian Government Bond 4.00% Due 12/01/2031	Government Security 36,590 units	51,426
FMC Finance III SA 6.88% Due 07/15/2017	Corporate Debt 50,000 units	50,000
America Movil SAB de CV 5.63% Due 11/15/2017	Corporate Debt 50,000 units	48,855
Time Warner Inc 6.50% Due 11/15/2036	Corporate Debt 50,000 units	48,650
Energy Future Holdings Corp 5.55% Due 11/15/2014	Corporate Debt 60,000 units	46,200
Ford Motor Co 7.45% Due 07/16/2031	Corporate Debt 60,000 units	44,550
Northwest Airlines Corp/Old 7.58% Due 09/01/2020	Corporate Debt 42,653 units	42,653
Wells Fargo & Co 5.30% Due 08/26/2011	Corporate Debt 40,000 units	40,814
OPTI Canada Inc 7.88% Due 12/15/2014	Corporate Debt 40,000 units	39,152
NRG Energy Inc 7.38% Due 02/01/2016	Corporate Debt 40,000 units	39,100
Reynolds American Inc 6.75% Due 06/15/2017	Corporate Debt 35,000 units	35,648
Countrywide Financial Corp 6.25% Due 05/15/2016	Corporate Debt 60,000 units	34,534
ACE Securities Corp 3.52% Due 02/25/2036	Asset Backed Security 38,076 units	33,569
Fannie Mae Discount Notes 0.00% Due 03/19/2008	Res. Mort. Backed Security 32,000 units	31,719
Kinder Morgan Energy Partners LP 6.95% Due 01/15/2038	Corporate Debt 30,000 units	31,485
Windstream Corp 8.63% Due 08/01/2016	Corporate Debt 30,000 units	31,200
Countrywide Alternative Loan Trust 3.64% Due 07/25/2035	Res. Mort. Backed Security 32,616 units	30,889
Sungard Data Systems Inc 10.25% Due 08/15/2015	Corporate Debt 30,000 units	30,788
AES Corp 7.75% Due 10/15/2015	Corporate Debt 30,000 units	30,750
Lehman Brothers Holdings Inc 6.20% Due 09/26/2014	Corporate Debt 30,000 units	30,554
Community Health Systems Inc 8.88% Due 07/15/2015	Corporate Debt 30,000 units	30,525
Pacific Gas & Electric Co 5.63% Due 11/30/2017	Corporate Debt 30,000 units	30,091
Steel Dynamics Inc 7.38% Due 11/01/2012	Corporate Debt 30,000 units	30,075
Graham Packaging Co Inc 8.50% Due 10/15/2012	Corporate Debt 30,000 units	28,500
Idearc Inc 8.00% Due 11/15/2016	Corporate Debt 30,000 units	27,525
Dynegy Holdings Inc 7.75% Due 06/01/2019	Corporate Debt 30,000 units	27,450

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Countrywide Home Loans Inc 4.13% Due 09/15/2009	Corporate Debt 30,000 units	22,006
Kinder Morgan Energy Partners LP 7.13% Due 03/15/2012	Corporate Debt 20,000 units	21,379
Wisconsin Power & Light Co 6.38% Due 08/15/2037	Corporate Debt 20,000 units	20,714
KeyBank NA 5.50% Due 09/17/2012	Corporate Debt 20,000 units	20,332
American International Group Inc 5.85% Due 01/16/2018	Corporate Debt 20,000 units	20,131
Visteon Corp 8.25% Due 08/01/2010	Corporate Debt 20,000 units	17,750
Bear Stearns Asset Backed Securities Trust 3.83% Due 12/25/2033	Res. Mort. Backed Security 18,834 units	17,302
Countrywide Financial Corp 5.21% Due 12/19/2008	Corporate Debt 20,000 units	16,355
Swaption—2 Yr x 2 Yr Receiver (CALL) 4.81% Due 11/06/2009	Other Investment 990,000 units	16,336
CCH I LLC / CCH I Capital Corp 11.00% Due 10/01/2015	Corporate Debt 20,000 units	16,300
Swaption—2 Yr x 2 Yr Receiver (CALL) 4.7% Due 11/02/2009	Other Investment 960,000 units	14,757
Residential Capital LLC 7.62% Due 05/22/2009	Corporate Debt 20,000 units	14,200
RH Donnelley Corp 8.88% Due 10/15/2017	Corporate Debt 15,000 units	13,913
Fannie Mae 5.50% Due 01/01/2023	Res. Mort. Backed Security 12,722 units	12,885
Interest Rate Swap Fixed 5.00% Due 03/19/2018	Other Investment 12,627 units	12,820
XTO Energy Inc 6.25% Due 08/01/2017	Corporate Debt 10,000 units	10,491
Hertz Corp 10.50% Due 01/01/2016	Corporate Debt 10,000 units	10,350
News America Inc 6.65% Due 11/15/2037	Corporate Debt 10,000 units	10,315
Hertz Corp 8.88% Due 01/01/2014	Corporate Debt 10,000 units	10,125
Terex Corp 8.00% Due 11/15/2017	Corporate Debt 10,000 units	10,100
WellPoint Inc 5.88% Due 06/15/2017	Corporate Debt 10,000 units	10,068
OPTI Canada Inc 8.25% Due 12/15/2014	Corporate Debt 10,000 units	9,888
Cengage Learning Acquisitions Inc 10.50% Due 01/15/2015	Corporate Debt 10,000 units	9,600
Tenet Healthcare Corp 9.88% Due 07/01/2014	Corporate Debt 10,000 units	9,550
Federal National Mortgage Association 7.00% Due 12/29/2049	Corporate Debt 200 units	9,500
Lehman Brothers Holdings Capital Trust V 5.86% Due 11/29/2049	Corporate Debt 10,000 units	8,913
Goldman Sachs Capital II 5.79% Due 12/29/2049	Corporate Debt 10,000 units	8,903
BAC Capital Trust XIV 5.63% Due 12/31/2049	Corporate Debt 10,000 units	8,874

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Countrywide Home Loans Inc 5.63% Due 07/15/2009	Corporate Debt 10,000 units	7,629
Fannie Mae 5.50% Due 01/01/2038	Res. Mort. Backed Security 7,146 units	7,138
Residential Capital LLC 6.60% Due 04/17/2009	Corporate Debt 10,000 units	7,100
Freeport-McMoRan Copper & Gold Inc 8.38% Due 04/01/2017	Corporate Debt 5,000 units	5,350
NRG Energy Inc 7.25% Due 02/01/2014	Corporate Debt 5,000 units	4,875
Residential Asset Mortgage Products Inc 4.06% Due 03/25/2033	Res. Mort. Backed Security 4,659 units	4,204
General Motors Corp 6.25% Due 07/15/2033	Corporate Debt 200 units	3,922
Fannie Mae 6.00% Due 01/01/2038	Res. Mort. Backed Security 1,968 units	1,999
Interest Rate Swap 4.4% Fixed 4.40% Due 05/31/2012	Other Investment 1,739 units	1,739
Interest Rate Swap Fixed 4.00% Due 12/15/2009	Other Investment 1,612 units	1,601
Interest Rate Swap Fixed 4.40% Due 05/31/2012	Other Investment 1,565 units	1,565
Ginnie Mae 6.50% Due 01/01/2038	Res. Mort. Backed Security 1,207 units	1,246
Fannie Mae 5.00% Due 01/01/2023	Res. Mort. Backed Security 237 units	237
IMM EURO$ FUT OPT 94.00% Due 03/17/2008	Other Investment 5 units	31
IMM EURO$ FUT OPT 93.88% Due 03/17/2008	Other Investment 5 units	31
Western Asset Short Term Investment Fund*	Money market portfolio	5,229,449

Total Western Asset Core Plus Bond Portfolio			51,218,769
Copper Rock Small to Mid Capital Growth Portfolio:
FTI Consulting, Inc.	Common stock 28,795 shares	1,774,924
GameStop Corp, CL A	Common stock 20,205 shares	1,254,933
IShares Russell 2000 Growth Index	Common stock 14,350 shares	1,201,956
MF Global Ltd.	Common stock 37,170 shares	1,169,740
Itron, Inc.	Common stock 12,154 shares	1,166,419
Psychiatric Solutions, Inc.	Common stock 30,290 shares	984,425
Activision, Inc.	Common stock 30,405 shares	903,029
Strayer Education, Inc.	Common stock 5,235 shares	892,986
Lifecell Corporation	Common stock 19,360 shares	834,610
DealerTrack Holdings, Inc.	Common stock 24,480 shares	819,346
Huron Consulting Group Inc.	Common stock 9,815 shares	791,383
BE Aerospace, Inc.	Common stock 14,927 shares	789,638
Shire Ltd.	Common stock 11,225 shares	773,964
Illumina, Inc.	Common stock 12,855 shares	761,787

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Chicago Bridge & Iron Company N.V.	Common stock 12,550 shares	758,522
SBA Communications Corp CL A	Common stock 21,870 shares	740,081
Dresser-Rand Group, Inc.	Common stock 18,710 shares	730,626
Alexion Pharmaceuticals, Inc.	Common stock 9,100 shares	682,773
ATP Oil & Gas Corp	Common stock 12,890 shares	651,461
Amag Pharmaceuticals, Inc.	Common stock 10,820 shares	650,607
Priceline.com Inc.	Common stock 5,610 shares	644,365
Arena Resources, Inc.	Common stock 15,088 shares	629,320
Nuance Communications, Inc.	Common stock 32,220 shares	601,870
Advisory Board Co.	Common stock 9,345 shares	599,856
VistaPrint Ltd.	Common stock 13,200 shares	565,620
New Oriental Education &Technology Group	Common stock 7,010 shares	564,936
FCStone Group, Inc.	Common stock 11,972 shares	551,071
SandRidge Energy, Inc.	Common stock 15,270 shares	547,582
NYMEX Holdings, Inc.	Common stock 4,095 shares	547,133
Quanta Services, Inc.	Common stock 20,808 shares	546,002
Spirit AeroSystems Holdings Inc. Cl A	Common stock 15,040 shares	518,880
Capella Education Co.	Common stock 7,877 shares	515,628
GFI Group Inc.	Common stock 5,205 shares	498,223
Intuitive Surgical, Inc.	Common stock 1,510 shares	489,995
ITT Educational Services Inc.	Common stock 5,740 shares	489,450
GSI Commerce Inc.	Common stock 24,105 shares	470,048
AAR Corp	Common stock 12,170 shares	462,825
Pinnacle Entertainment, Inc.	Common stock 19,507 shares	459,585
Triumph Group, Inc.	Common stock 5,475 shares	450,866
Riverbed Technology, Inc.	Common stock 16,481 shares	440,702
Ultimate Software Group Inc.	Common stock 13,955 shares	439,164
Focus Media Holding Ltd.	Common stock 7,630 shares	433,460
Blue Nile, Inc.	Common stock 6,340 shares	431,500
Parallel Petroleum Corporation	Common stock 24,410 shares	430,348
National CineMedia, LLC.	Common stock 16,988 shares	428,267
Aruba Networks, Inc.	Common stock 28,642 shares	427,052
Cal Dive International, Inc.	Common stock 32,085 shares	424,805
Aegean Marine Petroleum Network Inc.	Common stock 10,700 shares	410,773
Taser International, Inc.	Common stock 28,145 shares	405,007
Equinix, Inc.	Common stock 3,980 shares	402,259
Ladish Co., Inc.	Common stock 9,188 shares	396,830
Theravance, Inc.	Common stock 20,295 shares	395,752
Time Warner Telecom Inc. CL A	Common stock 17,730 shares	359,742
Urban Outfitters, Inc.	Common stock 13,160 shares	358,741
Gymboree Corporation	Common stock 11,410 shares	347,549
Conceptus, Inc.	Common stock 17,494 shares	336,585
Syntel, Inc.	Common stock 8,725 shares	336,087
Omniture, Inc.	Common stock 10,025 shares	333,732
Commvault Systems, Inc.	Common stock 14,995 shares	317,594

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Cbeyond, Inc.	Common stock 8,036 shares	313,324
Synopsys, Inc.	Common stock 10,600 shares	274,858
Chipotle Mexican Grill, Inc.	Common stock 2,200 shares	270,710
Tessera Technologies, Inc.	Common stock 6,500 shares	270,400
Cogo Group, Inc.	Common stock 15,535 shares	250,269
Anadigics, Inc.	Common stock 21,520 shares	248,986
Giant Interactive Group, Inc.	Common stock 18,770 shares	243,635
Airmedia Group Inc.	Common stock 10,165 shares	227,493
Cavium Networks, Inc.	Common stock 9,621 shares	221,475
Atheros Communications, Inc.	Common stock 7,225 shares	220,651
Guess?, Inc.	Common stock 5,150 shares	195,134
Affiliated Managers Group, Inc.	Common stock 1,635 shares	192,047
Copper Rock Short Term Investment Fund*	Money market portfolio	611,992

Total Copper Rock Small to Mid Capital Growth Portfolio			39,883,388
Vanguard REIT Index Fund Institutional Shares	Mutual fund 2,882,912 shares		38,919,310
PIMCO High Yield Fund Institutional Class	Mutual fund 3,255,878 shares		31,061,077
Fidelity Short-Term Bond Fund*	Mutual fund 3,417,151 shares		29,387,501
Fidelity Freedom 2010 Fund*	Mutual fund 1,403,006 shares		20,792,542
Fidelity Managed Income Portfolio II Class 1*	Mutual fund 10,056,579 shares		10,056,579
Fidelity Freedom 2050 Fund*	Mutual fund 652,814 shares		7,461,667
Fidelity Freedom 2000 Fund*	Mutual fund 165,444 shares		2,046,548
Fidelity Freedom Income Fund*	Mutual fund 176,900 shares		2,025,505
Participant loans*	Interest rates from 4.0% to 11.0%		30,803,169

			$2,066,663,116

*Indicates party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Retirement and Savings Plan (Name of Plan)

Date: June 27, 2008	By:	/S/ ROBERT A. BRADWAY
Robert A. Bradway Executive Vice President and Chief Financial Officer Amgen Inc.

AMGEN RETIREMENT AND SAVINGS PLAN

INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1